K&L Gates LLP

State Street Financial Center

One Lincoln Street

Boston, MA 02111

Tel.: (617) 261-3100

Fax.: (617) 261-3175

May 23, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	John Hancock Hedged Equity & Income Fund
(File No. 333-168178; 811-22441)

Attn: Brion R. Thompson, Esq.:

Transmitted electronically with this letter for filing pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on behalf of John Hancock Hedged Equity & Income Fund (the “Fund”) is Pre-Effective Amendment No. 3 to the Fund’s initial registration statement on Form N-2 relating to the Fund’s initial issuance of common shares of beneficial interest filed with the Securities and Exchange Commission (“Commission”) on July 16, 2010 (the “Registration Statement”), as amended on April 14, 2011 and April 22, 2011.

A total registration fee of $40,635 is being filed with Pre-Effective Amendment No. 3 to the Fund’s Registration Statement. The registration fee has been wired through the FEDWIRE system to the Commission’s account. Pre-Effective Amendment No. 3 transmitted with this letter contains conformed signature pages, the manually executed originals of which are maintained at the offices of the Fund.

The underwriters and the Fund plan to formally request acceleration of effectiveness of the Registration Statement to 10:00 a.m. EST on Wednesday, May 25, 2011.

Questions should be directed to the undersigned at (617) 951-9068.

Sincerely,

/s/ Trayne S. Wheeler
Trayne S. Wheeler

Enclosures

Securities and Exchange Commission

cc:	Thomas M. Kinzler
Michael Jewkes
Kinga Kapuscinski
Mark P. Goshko